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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 1 September 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1 September 2004
Number:  29/04

BHP BILLITON TO INCREASE METALLURGICAL COAL CAPACITY

TO 100 MILLION TONNES PER ANNUM

BHP Billiton today announced its intention to increase metallurgical coal production capacity to around 100 million tonnes per annum (100 per cent basis) by 2010*.

The increase in capacity will be achieved through high value incremental expansions of the BHP Billiton Mitsubishi Alliance (BMA) and BHP Mitsui Coal Pty Ltd (BMC) coal operations in Queensland, Australia and potential new developments such as the Maruwai prospect in Kalimantan.

Options for expanding BHP Billiton's Illawarra coal business in New South Wales, Australia are also under consideration.

Group President Carbon Steel Materials Bob Kirkby said the change in the rate of growth in the global steel industry in recent years had created a significant increase in demand for steel making raw materials, including seaborne metallurgical coal.

"BHP Billiton and its partners are ideally placed to capture a significant share of the forecast growth in the metallurgical coal market through the addition of low cost, high value production capacity," he said.

"Our resources and infrastructure are second to none, and the growth strategy will build on the incremental expansion projects that are already underway in Queensland and New South Wales."

In March this year BHP Billiton outlined plans to increase capacity at the Queensland coal operations from 52Mtpa to 57Mtpa by mid 2005. This project included the purchase of additional mining equipment at several mines, upgrades to the coal preparation plants at the Saraji and Peak Downs mines and the awarding of 132 million bank cubic metres (Mbcm) of overburden stripping contracts.

Mr Kirkby said the next stage of the Queensland coal expansion program had also been approved as part of the overall growth strategy. The program will increase production capacity to 59Mtpa by the second half of 2006.

Capital expenditure for this next stage is expected to be US$175 million (BHP Billiton share US$87.5 million) and includes increasing throughput capacity at the Hay Point Coal Terminal from 34Mtpa to 40Mtpa and the acquisition of additional stripping equipment and mining equipment.

In order to facilitate the increased production, 32Mbcm of overburden stripping contracts will be let at the Saraji mine.

*Production at the metallurgical coal mines owned by BHP Billiton, BMA and BMC in FY2004 was 58 Mtpa (BHP Billiton share 34 million tonnes, excluding 20 per cent outside equity interest in BMC). On completion of the expansion projects in 2010, BHP Billiton's attributable production capacity is expected to rise to in excess of 60 Mtpa.

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Further information can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 1 September 2004